Tidal ETF Trust
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

November 2, 2023

VIA EDGAR TRANSMISSION

Mr. David Matthews
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”) Post-Effective Amendment No. 193 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 16, 2023, with respect to the Amendment and the Trust’s proposed new series, SoFi Enhanced Yield ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Please note that the Fund’s investment adviser, previously known as Toroso Investments, LLC, has officially rebranded to Tidal Investments LLC as of November 1, 2023. The name change did not result in any personnel or operational changes.

FEES AND EXPENSES

1.	In correspondence, please provide the completed fee table pre-effectively, and include how “Other Expenses” were reasonably estimated for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table is as shown in the attached Appendix A. The Trust further responds by confirming that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

PRINCIPAL INVESTMENT STRATEGIES

2.	Please clarify the third bullet point as to whether the Fund’s 90% investment in credit spreads reflects notional exposure, consistent with subsequent disclosure.

Response: The Prospectus has been revised to remove the references to notional value because the Fund's net asset level exposure to credit spreads is not determined by the nominal or face value of the options involved in the credit spreads. The notional value of an option is the theoretical value based on its strike price and the underlying asset's price, but it doesn't consider the actual financial impact or profit or loss that the option would generate when exercised or traded.

Instead, the Fund’s allocation to credit spreads will be based on the net difference of “assignment value” at the option strike prices for the Fund’s credit spread positions. Assignment value is based on the difference between the strike prices multiplied by the number of contracts and the multiplier (normally, 100). The Fund primarily employs European-style cash-settled index options that settle at expiration. The Fund applies up to 90% of its holdings of U.S. Treasury securities as collateral for credit spreads where the net assignment value (i.e., the difference between the strike prices of the short option and the long option multiplied by the number of contracts and the multiplier) would be up to 90% of the assets of the Fund. The Trust believes this approach offers a more precise reflection of the Fund’s exposure to the credit spread strategy compared to simply considering notional values.

3.	Please clarify whether U.S. Treasury Bills and/or U.S. Treasury Bonds will be the only Treasury securities to be invested in by the Fund. Or may others also be purchased?

Response: The Trust confirms that the Prospectus has been clarified to indicate that U.S. Treasury Bills and/or U.S. Treasury Bonds will be the only Treasury securities to be invested in by the Fund as part of the Fund’s principal investment strategy.

4.	To aid in investor understanding, please state in the summary the explanation of what is meant by out-of-the-money versus in-the-money that is described in the Implied Volatility Risk factor.

Response: The Trust respectfully notes that the description for the Implied Volatility Risk factor described only in-the-money options. The Prospectus has been revised to include the following explanations in the summary:

●	In-the-money options are where the price of the underlying asset is above the strike price for calls and below the strike price for puts.

●	Out-of-the-money options are where the price of the underlying asset is below the strike price for calls and above the strike price for puts.

5.	Given the Fund’s objective to seek current income, please describe in correspondence the Fund’s expected performance attributable to interest income and option premiums versus the amount attributable to capital gains.

Response: The Sub-Adviser has indicated that the Fund’s performance is expected to be driven in approximately the following amounts: one-third attributable to interest income, and two-thirds attributable to capital gains from options trading. Option premiums are not expected to generate a meaningful amount of income.

6.	Please elaborate in the disclosure what other types of investment grade fixed income securities will be invested in by the Fund and revise any earlier statements that the Fund will invest only in cash, cash equivalents, Treasury securities, and credit spreads.

Response: It has been determined that the Fund will not invest in investment grade fixed income securities as part of its principal investment strategies. As a result, the foregoing references have been removed from the Prospectus.

7.	Also describe briefly what ratings correspond to investment grade, and what types of instruments will be considered cash equivalents.

Response: As noted above in response to Comment 6, the Fund will not invest in investment grade fixed income securities other than U.S. Treasury Bills and U.S. Treasury Bonds as part of the Fund’s principal investment strategies. The Prospectus has been revised to reflect that the Fund considers U.S. Treasury Bills and money market funds as cash equivalents.

8.	With respect to the Written Options Risk disclosure, please conform the statement “that up to 100% of the portfolio may be subject to written options risk” with earlier statements that only up to 90% of the Fund’s net assets will have exposure to the credit spread strategy or that 90% of fund assets will be invested in credit spreads.

Response: The risk disclosure has been revised to reflect that only up to 90% of the Fund’s net assets will have exposure to the credit spread strategy.

9.	In correspondence, please describe how SoFi is associated with the sub-adviser, adviser, and/or Fund given its agreement to act as fund sponsor.

Response: SoFi’s association with the Sub-Adviser, Adviser, and/or the Fund is limited to acting as the sponsor to this Fund as well as several other series of the Trust. SoFi, the Adviser, and the Adviser’s subsidiary, Tidal ETF Services LLC (the Fund’s administrator), entered into an agreement, pursuant to which, SoFi provides economic support to the Fund. As stated in the Prospectus, SoFi provides marketing support for the Fund, including hosting the Fund’s website and preparing marketing materials related to the Fund. For these services and payments, SoFi is entitled to a fee, paid by the Adviser, based on the total management fee earned by the Adviser under the advisory agreement less certain expenses. SoFi does not make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to the Fund.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Appendix A

SoFi Enhanced Yield ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.49%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a third-party to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$50	$157